SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2004 MAY -6 A 9:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

4 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04024876

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 3 May 2004 as published in the South China Morning Post in Hong Kong on 4 May 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

c.c. Clifford Chance
- Mr. Jonathan Zonis

J P Morgan
- Ms. Tintin Subagyo

5/6

KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: http://www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

On 13 April 2004, KPL and SA entered into the Master Agreement relating to the joint acquisition, ownership and development of the Sites in Jingan District, Shanghai. Site 1 is currently owned by Company 1, which is a 99% owned subsidiary of SA, while the KPL Group currently has a 99% interest in Site 2. The remaining three sites, namely, Site 3a, Site 3b and Site 4, are presently owned by independent third parties.

The Master Agreement is a top-level agreement between SA and KPL which sets out the framework and material terms and conditions for implementing the transactions therein described. Broadly, the transactions contemplated by the Master Agreement can be broken down into three parts, being:–

(i) the restructuring of the SA Group's and the KPL Group's interests in Site 1 and Site 2 respectively and the acquisition of the remaining three sites, such that the Sites will be owned by the Joint Venture Companies respectively in which SA, KPL and an independent third party are interested in the proportions of 48.5:50.5:1 respectively;

(ii) the consolidation into Company 1 of the Sites through merger of the Joint Venture Companies and the development of the Sites into a property development consisting of a hotel, offices, retail podiums, residential and serviced apartments; and

(iii) the management of the resulting hotel by the SLIM Group and the sale and leasing of the offices, commercial properties and residential units by the KPL Group.

KPL and SA will ensure that the implementation contracts and documents conform with the terms and conditions agreed in the Master Agreement.

Pursuant to the Master Agreement:–

1 Site 1

SA shall procure KSJN, and KPL shall procure KSD, to enter into such contracts and agreements and any other supplemental contracts relating thereto pursuant to which KSJN shall sell and KSD shall acquire 50.5% equity interest in Company 1, which holds the land use rights in respect of Site 1, at a consideration of US$39,488,308 (HK$308,008,802);

2 Site 2

(i) KPL shall procure KSD, and SA shall procure KSJN, to include KSJN as a party to the Tram Depot Contract such that KSJN shall have a 48.5% interest in the land use rights in respect of Site 2 at a consideration of US$12,776,754 (HK$99,658,681); and

(ii) KPL shall procure KSD, and SA shall procure KSJN, to use all reasonable endeavours to cause Company 1 to make the requisite applications to the Land Bureau to request that the real estate ownership certificate in respect of Site 2 be issued in the name of Company 1;

3 Site 3a and Site 3b

KPL shall procure KSD, and SA shall procure KSJN, to enter into the Company 3 Contract (already signed on 13 April 2004) whereby the parties agree to enter into necessary underlying contracts (including but not limited to share transfer agreement, debt settlement agreement and site clearance agreement) relating thereto pursuant to which:–

- KSD shall acquire 50.5% equity interest, and KSJN shall acquire 48.5% equity interest, in Company 3, which holds the land use rights in respect of Site 3a and Site 3b, from SRE and Shanghai Housing for a total consideration of RMB19,800,000 (HK$18,679,245);
- KSD shall provide to Company 3 funds in an amount equivalent to RMB199,271,857 (HK$187,992,318) and KSJN shall provide to Company 3 funds in an amount equivalent to RMB191,379,902 (HK$180,547,077) in each case by way of shareholders' loans and/or further equity contribution for the purpose of repayment by Company 3 of amounts due to SRE and Shanghai Housing respectively; and
- KSD, KSJN, Party A and Company 3 will use all reasonable endeavours to procure Company 3 to enter into an agreement with SRE whereby SRE shall be responsible for the clearance and delivery of vacant possession and the provision of the related public utilities for Site 3b for a consideration of RMB174,184,358 (HK$164,324,866) which includes a sum of RMB155,000,000 (HK$146,226,415) being the estimated site clearance cost. In the event that the site clearance cost exceeds RMB155,000,000 (HK$146,226,415), Company 3 shall be responsible for 25% of the increased site clearance costs provided that Company 3's liability for such increased clearance costs shall not exceed RMB5,000,000 (HK$4,716,981);

4 Site 4

KPL shall procure KSD, and SA shall procure KSJN, to enter into the Company 4 Contract (already signed on 13 April 2004) whereby the parties agree to enter into necessary underlying contracts (including but not limited to share transfer agreement and debt settlement agreement) relating thereto pursuant to which:–

- KSD shall acquire 50.5% equity interest, and KSJN shall acquire 48.5% equity interest, in Company 4, which holds the land use rights in respect of Site 4, from An Sheng and Party A for a total consideration of US$4,950,000 (HK$38,610,000) or equivalent to RMB40,971,150 (HK$38,652,028);
- KSD shall provide to Company 4 funds in an amount equivalent to RMB49,800,575 (HK$46,981,675) and KSJN shall provide to Company 4 funds in an amount equivalent to RMB47,828,275 (HK$45,121,014) in each case by way of shareholders' loans and/or further equity contribution for the purpose of repayment by Company 4 of amounts due to An Sheng and Party A respectively; and
- Party A and Company 4 shall jointly undertake site clearance of Site 4, the cost of which will be borne equally by Party A and Company 4;

5 It is agreed that KPL and SA, together with Party A, shall from time to time for the purpose of funding the costs and expenses of the Project make further equity contribution to, and/or provide collateral or security for the benefit of, the Joint Venture Companies and/or the Project in proportion to their then respective equity interest in the Joint Venture Companies and/or the Project;

6 KPL and SA shall use reasonable endeavours to procure Party A to sell its 1% interest in the Project, including the Joint Venture Companies, Site 2 and the Underlying Contracts (if applicable) to KSD and KSJN and shall procure KSD and KSJN to purchase Party A's 1% interest on an equal basis upon such terms and conditions as KPL, SA and Party A shall agree so that KSD and KSJN shall be interested in the Project, the Sites and/or the Underlying Contracts (if applicable) including the Joint Venture Companies, in the ratio of 51:49; and

7 In connection with the Project, KPL and SA will enter into further agreements in relation to the Continuing Connected Transactions for KPL and/or SA subject to compliance with the Listing Rules requirements.

The principal activities of Company 1 are property development and operations. The principal activities of Company 3 and Company 4 are property development. The principal assets of Company 3 are Site 3a and Site 3b. The principal assets of Company 4 are Site 4 and the Mingcheng Plaza built thereon.

The entering into of the Master Agreement, which contemplated SA and KPL entering into certain joint arrangements with regard to the Project, the acquisition by KSD from KSJN of 50.5% interests in Company 1, and the acquisition by KSJN from KSD of 48.5% interest in the Tram Depot Contract constituted connected transactions for SA and KPL respectively under the Listing Rules. Accordingly, the Master Agreement including certain of the transactions contemplated by the Master Agreement and the Underlying Contracts require approval of the SA Independent Shareholders and the KPL Independent Shareholders at their respective special general meetings. In addition, the transactions contemplated by the Master Agreement, when aggregated, also constitute a discloseable transaction for SA and KPL.

Each of SA and KPL will despatch to the SA Shareholders and the KPL Shareholders respectively a circular containing, among others, further details of the Master Agreement and the Underlying Contracts, property valuation reports on the Sites, the letter of advice from its independent financial adviser to its independent board committee and the recommendation of its independent board committee to the SA Independent Shareholders and the KPL Independent Shareholders respectively as regards voting on the Master Agreement and the Underlying Contracts and the notice of the special general meeting as soon as practicable.

I INFORMATION ON SA AND KPL

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

The KPL Group is principally engaged in (1) property development and investment in Hong Kong, the PRC and the Asia Pacific region; (2) logistics, freight, warehouse ownership and operations and (3) infrastructure-related investment in Hong Kong and the PRC.

As at the date of this announcement, KHL is interested in 1,069,240,245 SA Shares as disclosed under the SFO, representing approximately 45.21% of the existing issued SA Shares of 2,365,161,271 and is the controlling shareholder of SA. KPL, as a subsidiary of KHL, is an associate of KHL and is therefore a connected person of SA.

As at the date of this announcement, KHL is interested in 751,042,097 KPL Shares as disclosed under the SFO, representing approximately 62.87% of the existing issued KPL Shares of 1,194,622,540 and is the controlling shareholder of KPL. SA, as an associated company of KHL, is an associate of KHL and is therefore a connected person of KPL.

II THE MASTER AGREEMENT

The Master Agreement was entered into between SA and KPL on 13 April 2004.

Pursuant to the Master Agreement:–

1 SA and KPL shall procure KSJN and KSD respectively to jointly acquire, own and develop the Sites pursuant to transactions and contracts or agreements set out in the table below:–

Site	Where the obligations have been/will be dealt with and status of such contracts (if applicable)	Parties	Subject matters
Site 1	The Master Agreement provides that the parties will implement the transaction set out in column (4) by signing the equity transfer agreement within 90 days from the date the Master Agreement becomes unconditional or such longer period as the parties may agree.	KSJN KSD Party A[(Note 1)]	1 Sale of 50.5% interest in Company 1 from KSJN to KSD and assignment of 50.5% shareholders' loans owed by Company 1 to KSJN for US$39,488,308 (HK$308,008,802) to be satisfied in cash.
Site 2	The Master Agreement provides for the transactions set out in column (4) herein.	SA KPL	1 SA will procure KSJN to pay KSD US$12,776,754 (HK$99,658,681) to be satisfied by cash and the parties will enter into the supplemental agreement referred to below relating to the Tram Depot Contract. 2 SA and KPL will cause KSJN and KSD to procure Company 1 to apply for the issue of the real estate ownership certificate in respect of Site 2 in Company 1's name, and to accept the same when issued.

	The Master Agreement provides that the parties will implement the transactions set out in column (4) by signing such supplemental contract and agreement within 90 days from the date the Master Agreement becomes unconditional or such longer period as the parties may agree.	KSD KSJN Party A The Land Bureau	1 The inclusion of KSJN to be a party to the Tram Depot Contract, so that as between KSJN, KSD and Party A, they shall have interests in the Tram Depot Contract in the proportions of 48.5%, 50.5% and 1% respectively.
Sites 3a and 3b	Following the signing of the Master Agreement, the Company 3 Contract, in the form contemplated by the Master Agreement, was signed on 13 April 2004. The Company 3 Contract provides for the transactions set out in column (4) herein.	SRE Shanghai Housing KSJN KSD Party A Company 3	1 Sale by SRE and Shanghai Housing (as vendors) of their entire interests in Company 3 to KSJN, KSD and Party A in the proportions of 48.5%, 50.5% and 1% for a total consideration of RMB20,000,000 (HK$18,867,924) (as to RMB9,700,000 (HK$9,150,943) payable by KSJN, as to RMB10,100,000 (HK$9,528,302) payable by KSD and as to RMB200,000 (HK$188,679) payable by Party A) to be satisfied in cash within 7 days of the share transfer agreement to be entered into by SRE, Shanghai Housing, KSJN, KSD and Party A. The amounts of consideration receivable by SRE and Shanghai Housing are RMB11,000,000 (HK$10,377,358) and RMB9,000,000 (HK$8,490,566) respectively. 2 The provision by KSD, KSJN and Party A, following the acquisition, of funds to Company 3 upon the same terms and conditions in an amount equivalent to RMB199,271,857 (HK$187,992,318), RMB191,379,902 (HK$180,547,077) and RMB3,945,977 (HK$3,722,620) respectively by way of shareholders' loans and/or equity contribution for the purpose of repayment of the amounts of RMB223,318,925 (HK$210,678,231) and RMB171,278,811 (HK$161,583,784) due to SRE and Shanghai Housing respectively.

3 KSD, KSJN, Party A and Company 3 will use all reasonable endeavours to procure Company 3 to enter into an agreement with SRE whereby SRE shall be responsible for the clearance and delivery of vacant possession and the provision of the related public utilities for Site 3b for a consideration of RMB174,184,358 (HK$164,324,866), which includes a sum of RMB155,000,000 (HK$146,226,415) being the estimated site clearance cost. In the event that the site clearance cost exceeds RMB155,000,000 (HK$146,226,415), Company 3 shall be responsible for 25% of the increased site clearance costs provided that Company 3's liability for such increased clearance costs shall not exceed RMB5,000,000 (HK$4,716,981). SRE and the third party site clearance company commissioned by SRE shall be responsible for the 25% and 50% respectively of the increased site clearance costs.

4 KSD and KSJN shall procure KPL and SA to provide several guarantees to SRE and Shanghai Housing for KSD's and KSJN's respective payment obligations in proportion to their equity interest in Company 3 for (i) the total consideration of RMB20,000,000 (HK$18,867,924) under share transfer agreement; (ii) the provision of RMB394,597,736 (HK$372,262,015) to Company 3 for repayment of amounts due to SRE and Shanghai Housing respectively; and (iii) the maximum consideration of RMB179,184,358 (HK$169,041,847) payable by Company 3 to SRE for the site clearance under the related contracts contemplated under the Company 3 Contract (including the share transfer agreement, debt settlement agreement and site clearance agreement) in such form and substance as KSD, KSJN, SRE and Shanghai Housing shall mutually agree.

Site 4	Following the signing of the Master Agreement, the Company 4 Contract, in the form contemplated by the Master Agreement, was signed on 13 April 2004. The Company 4 Contract provides for the transactions set out in column (4) herein.	An Sheng Party A KSJN KSD Company 4	1 Sale by An Sheng and Party A (as vendors) of their interests in Company 4 to KSJN and KSD in the proportions of 48.5% and 50.5% for a total consideration of US$4,950,000 (HK$38,610,000) (or equivalent of RMB40,971,150 (HK$38,652,028)) (as to US$2,425,000 (HK$18,915,000) payable by KSJN and as to US$2,525,000 (HK$19,695,000) payable by KSD) to be satisfied in cash, 60% of which will be paid after the signing of the share transfer agreement to be entered into between An Sheng, Party A, KSJN and KSD and the remaining 40% will be paid after obtaining the relevant government approvals for the share transfer. The amounts of consideration receivable by Party A and An Sheng shall be US$3,450,000 (HK$26,910,000) and US$1,500,000 (HK$11,700,000) respectively. 2 The provision by KSD and KSJN, following the acquisition, of funds to Company 4 upon the same terms and conditions, in an amount equivalent to RMB49,800,575 (HK$46,981,675) and RMB47,828,275 (HK$45,121,014) respectively by way of shareholders' loans and/or equity contribution for the purpose of repayment of the amounts of RMB97,628,850 (HK$92,102,689) representing in aggregate 99% of the total shareholders' loans due to An Sheng and Party A. Following repayment of the loans referred to herein, the parties will hold the shareholders' loans of Company 4 in the same proportions as their proposed shareholdings in Company 4. 3 Party A and Company 4 shall jointly undertake site clearance of Site 4, the cost of which will be borne equally by Party A and Company 4.

Note 1: Pursuant to an equity transfer contract between JPD and Party A, JPD will transfer its 1% equity interest to Party A subject to the approval of share transfer by the Authorities which is expected to be granted on or around 31 May 2004.

2 (a) The total costs for the Project (including costs for acquisition of the Sites and related costs) are estimated to be not more than US$600,000,000 (HK$4,680,000,000) (based on current US$:RMB exchange rate) and no party shall be required to commit further funding if the cost of the Project exceeds US$700,000,000 (HK$5,460,000,000). It is agreed that KPL, SA together with Party A shall for the purpose of funding the costs and expenses of the Project be required to make on the same terms equity contribution to, and/or provide shareholders' loans to, and/or, provide collateral or security for the benefit of, the Joint Venture Companies or otherwise in connection with the Project in proportion to their then respective equity interest in the Joint Venture Companies and/or the Project from time to time.

(b) Interest will be charged on the shareholders' loans to be provided by KSD, KSJN and Party A to the Joint Venture Companies at the prevailing rate(s) as the parties shall agree but in any event not exceeding HIBOR or LIBOR (as the case may be) plus 2% per annum; the shareholders' loans will not be revolving loans and will not be secured and will be repaid by the Joint Venture Companies depending on their cash flow position and subject to agreement with banks or financial institutions which have extended loans or facilities to the relevant Joint Venture Companies.

(c) The collateral/security which may be provided for the benefit of the Joint Venture Companies and/or the Project from time to time will be in any one or more of the following forms:–

(1) pledge over the respective interest of KPL's and SA's interest in the Joint Venture Companies and/or the Project;

(2) assignment of KSJN's and KSD's shareholders' loans to the Joint Venture Companies; and/or

(3) several corporate guarantees by the KPL Group and the SA Group.

(d) On the basis of a maximum total commitment of US$700,000,000 (HK$5,460,000,000) and the current proportions of equity interest in the Joint Venture Companies, the maximum commitment by each of KPL, SA and Party A in respect of the Project (including the commitments which they have already made for the purposes of acquiring the Sites, as set out above) shall be approximately US$353,500,000 (HK$2,757,300,000), US$339,500,000 (HK$2,648,100,000) and US$7,000,000 (HK$54,600,000) respectively. In the event that KPL and SA shall have acquired the 1% from Party A pursuant to paragraph 3 below, the maximum commitment by each of KPL and SA in respect of the Project aforesaid shall be approximately US$357,000,000 (HK$2,784,600,000) and US$343,000,000 (HK$2,675,400,000) respectively. Assuming that the Master Agreement and the Underlying Contracts are completed as provided in this announcement, the amount of funds committed to the Project immediately upon the completion are approximately US$186,000,000 (HK$1,450,800,000) and split amongst SA, KPL and Party A in the proportions of 48.5:50.5:1.

(e) Further contribution from KPL, SA and Party A for the benefit of the Joint Venture Companies or in connection with the Project shall be made in such forms (including equity injection, shareholders' loans and the provisions of guarantees and/or collateral) as the parties shall agree.

3 KPL and SA shall use all reasonable endeavours to procure Party A to sell its 1% interest in the Project, including the Joint Venture Companies, Site 2 and the Underlying Contracts (if applicable) to KSD and KSJN and shall procure KSD and KSJN to purchase Party A's 1% interest on an equal basis upon such terms and conditions as KPL, SA and Party A shall agree and to take such actions in compliance with the Listing Rules so that KSD and KSJN shall be interested in the Project, the Sites and/or the Underlying Contracts (if applicable) including the Joint Venture Companies, in the ratio of 51:49. There is currently no agreement with Party A on the sale of the 1% interest although the parties have had preliminary discussions with Party A. There is no assurance that SA and KPL will be able to procure Party A to sell its 1% interest or that the terms upon which Party A is willing to sell would be acceptable to SA and KPL. The timing of the sale, if any, cannot be determined at this stage.

4 In connection with the development of the Project, members of the KPL Group and the Joint Venture Companies will enter into the following agreement as soon as possible after the Master Agreement becomes unconditional i.e. after the passing of the KPL Resolutions and the SA Resolutions, which constitutes connected transaction of KPL under the Listing Rules:–

Nature of the agreement	**Details**	**Expected total fee**
Project development, construction management and project consultancy services agreement	The KPL Group as overall project manager of the Project and will provide to the Joint Venture Companies and/or the Project for the construction of the Project project management services for the Project and related project development, construction management and project consultancy services and will be responsible for the co-ordination and management of workers on site, giving advice and recommendations on the overall design and layout of the Project, controlling the costs and quality of materials and works performed by architects, engineers and contractors and monitoring the development progress of the Project during the period of construction of the Project at a fee of 1.5% of the total construction costs for the Project. The fee is to be satisfied in cash and payable over the course of the Project based on the relevant stages of completion of construction of the Project.	Not more than US$7,500,000 *(Note 1)* (HK$58,500,000)

Note 1: Based on the maximum estimated construction costs of approximately US$500,000,000 (HK$3,900,000,000) and based on current RMB:US$ exchange rates.

5 In relation to the Project, KPL and SA will enter into agreements in relation to the transactions set out below which shall constitute continuing connected transactions for KPL and/or SA under the Listing Rules. For further details of these transactions, please see Paragraph III(7) headed "Expected Continuing Connected Transactions for SA and KPL" in this announcement.

The principal activities of Company 1 are property development and operations. The principal activities of Company 3 and Company 4 are property development. The principal assets of Company 3 are Site 3a and Site 3b. The principal assets of Company 4 is Site 4 and the Mingcheng Plaza built thereon.

The consideration payable by KSD for the acquisition of 50.5% interest and 50.5% shareholders' loans in Company 1 was determined with reference to the net asset value of Company 1, the then prevailing market value of Site 1 and the face value of the shareholders' loans owed by Company 1 to KSJN. The consideration payable by KSJN for its 48.5% interest in the Tram Depot Contract was arrived at by reference to the prevailing market value of Site 2.

The consideration payable under the Company 3 Contract was arrived at after arm's length negotiations between KSD, KSJN and the various third party vendors by reference to the net asset value of Company 3, the prevailing market value of Site 3a and Site 3b and the face value of the shareholders' loans owed by Company 3 to the third party vendors.

The consideration payable under the Company 4 Contract was arrived at after arm's length negotiations between KSD, KSJN and the various third party vendors by reference to the net asset value of Company 4, the prevailing market value of Site 4 and the face value of the shareholders' loans owed by Company 4 to the third party vendors.

The consideration payable under the project development, construction management and project consultancy services agreement was arrived at after arm's length negotiation taking into consideration the scale fee proposed by the Hong Kong Institute of Chartered Surveyors.

It is currently expected that funding for KSJN's acquisition of the interest in Site 2, Company 3 and Company 4 and the on-going development of the Project will be sourced from the SA Group's internal cash reserves but the SA Group may, if deemed appropriate, seek external bank borrowings to finance or refinance all or part of the Project.

It is currently expected that funding for KSD's acquisition of the interest in Company 1 and Company 3 and Company 4 and the on-going development of the Project will be sourced from the KPL Group's internal cash reserves but the KPL Group may, if deemed appropriate, seek external bank borrowings to finance or refinance all or part of the Project.

The reasons for the Master Agreement and the transactions contemplated thereunder are set out in paragraph VI headed "Reasons for the Master Agreement and the Underlying Contracts" below.

III INFORMATION ON THE JOINT VENTURE COMPANIES AND THE SITES

1 Information on Company 1 and Site 1

Company 1 is currently directly owned as to 99% by KSJN. Pursuant to an equity transfer contract dated 1 March 2004 between Party A and JPD, Party A agreed to, subject to the grant of approval for such transfer (expected to be granted on or around 31 May 2004), acquire 1% equity interest from JPD in Company 1. JPD is a joint venture partner holding 1% equity interest in Shanghai Kerry Centre, currently owned as to 24.75% by SA and as to 74.25% by KPL.

The principal asset of Company 1 is its interest in Site 1. Site 1 is situated at Lot No. 1238, Yanan Zhong Lu, Jingan District, Shanghai. The site faces Anyi Lu to the north, adjacent to Site 2 in the west, faces Yanan Zhong Lu to the south and Tongren Lu to the east. The site area is approximately 15,157 sq.m. The site is currently vacant pending development of the Project. The legal and beneficial title to Site 1 is vested in Company 1 as evidenced by the real estate ownership certificate Hufangdishizi (1996) No. 100076 issued in favour of Company 1.

Since its incorporation on 28 December 1994, Company 1 has not carried on any other business save for the holding of Site 1, which has been held by Company 1 since 1994. The carrying value of Site 1 in the audited financial statements of the SA Group for the year ended 31 December 2003 was approximately US$78,200,000 (HK$609,960,000). Upon completion of the Company 1 Contract, KSJN's interest in Company 1 will be reduced to 48.5% and Company 1 shall cease to be a subsidiary of SA and will be accounted for as an associated company of SA. As KPL's interest in Company 1 will be 50.5%, Company 1 will become a subsidiary of KPL.

Based on the audited financial statements of Company 1 as at 31 December 2003, Company 1 had total assets of approximately RMB664,969,000 (HK$627,329,245) and net assets of approximately RMB647,011,000 (HK$610,387,736) with shareholders' loans due to KSJN in the total amount of US$1,483,452 (HK$11,570,926) and shareholders' loan due to JPD in the amount of US$5,509 (HK$42,970). Company 1 has not recorded any turnover or profit/loss since its incorporation. The original purchase cost of the 99% equity interest (including shareholders' loans) in Company 1 paid by SA/KSJN was approximately US$77,597,000 (HK$605,256,600). The SA Group acquired the first 25% equity interest in KSJN in December 1993 and the remaining 75% equity interest (including shareholders' loans) in KSJN in July 1996. The SA Group also granted shareholders' loans to KSJN to meet the funding requirements of Company 1 since March 1994. This was satisfied partly in cash of approximately US$62,010,000 (HK$483,678,000) and the balance by issue of shares of SA at a consideration of approximately HK$121,575,000. The current carrying cost of 99% equity interest in Company 1 (including shareholders' loans granted) after writing off the acquisition premium and exchange differences in prior years was approximately US$77,128,000 (HK$601,598,400).

There will be no material gain/loss being recorded by the SA Group on the disposal of its 50.5% equity interest and assignment of 50.5% of shareholders' loans in Company 1 and SA plans to use the proceeds for future injection into the Project.

All the 4 directors currently on the board of Company 1 are nominated by KSJN. After such acquisition, KSJN and KSD shall have the right to nominate such number of directors to the board of Company 1 to reflect the balance of KSJN's and KSD's shareholding control of Company 1. Party A shall have no board representation.

2 Information on Site 2

Pursuant to the Tram Depot Contract entered into on 6 February 2002 between Party A, KSD and the Land Bureau, the Land Bureau had agreed to grant the land use right in respect of Site 2 to KSD and Party A or to a PRC company to be incorporated by them for a consideration of RMB12,666,025 (HK$11,949,080). The cost for clearance of, and the provision of public utilities to, Site 2 already incurred and paid for is RMB168,321,471 (HK$158,793,841). After KSJN has obtained 48.5% interest under the Tram Depot Contract, KSJN and KSD shall procure Company 1 to apply to have the real estate ownership certificate of Site 2 to be issued unto Company 1. Under the Tram Depot Contract, KSD and Party A are entitled to 99% and 1% respectively of the land use right in respect of Site 2.

Site 2 is situated at Lot No. 1288, Yanan Zhong Lu, Jingan District, Shanghai. Site 2 faces Anyi Lu to the north, adjacent to Site 1 in the east, faces Yanan Zhong Lu to the south and Changde Lu to the west. The site area is approximately 13,693 sq.m. The site is currently vacant pending development of the Project. The land premium in the sum of RMB12,666,025 (HK$11,949,080) for Site 2 has been fully paid, of which RMB1,900,000 (HK$1,792,453) was paid in February 2002 and RMB10,766,025 (HK$10,156,627) was paid in April 2002. 99% of the total amount of land premium was paid by KSD and the remaining 1% by Party A.

The original purchase cost of Site 2 paid by KSD was RMB179,177,621 (HK$169,035,492).

KPL will record a profit of approximately HK$16,800,000 upon disposal of its 48.5% interest and plans to use the proceeds for future injection into the Project.

3 Information on Company 3, Site 3a and Site 3b

The principal assets of Company 3 are Site 3a and Site 3b. Site 3a has a site area of 9,053 sq.m. and Site 3b has a site area of 6,102 sq.m. Site 3a is situated at Changde Lu 104-126 Nong and Nos. 50-134 Anyi Lu, Jingan District, Shanghai. It faces Changde Lu to the west and Anyi Lu to the south, the east side is adjacent to Shanghai Kerry Centre and the north boundary is adjacent to Site 3b. Site 3b is situated at Lot No. 1537 (No. 1519-1553) Nanjing Xi Lu, Jingan District, Shanghai. It faces Nanjing Xi Lu to the north, Shanghai Kerry Centre to the east, Site 3a to the south and Site 4 to the west. It is currently occupied by 2-3 storey houses with retail shops fronting Nanjing Xi Lu. Pursuant to a land grant contract dated 14 May 2003, between Company 3 and the Land Bureau, Company 3 acquired the land use right in respect of Site 3a and Site 3b. The land premium has been fully paid.

Based on the audited financial statements of Company 3 as at 31 December 2003, Company 3 had total assets of approximately RMB538,065,000 (HK$507,608,491) and net assets of approximately RMB20,000,000 (HK$18,867,925). Since its incorporation, Company 3 has not carried on any business save for the property investment in Site 3a and Site 3b and has not recorded any turnover or profit/loss since then.

The 5 directors currently on the board of Company 3 are all nominated by SRE and Shanghai Housing. After acquisition by KSJN and KSD of 48.5% and 50.5% equity interest in Company 3, each of KSJN and KSD shall have the right to nominate such number of directors to the board of Company 3 to reflect the balance of KSJN's and KSD's shareholding control of Company 3. Party A shall have no board representation.

Company 3 is currently owned as to 45% by Shanghai Housing and as to 55% by SRE. SRE, a limited company incorporated in the PRC, is 90% owned by China Enterprise Company Limited (中華企業股份有限公司) ("**CECL**"), whose A shares are listed on the Shanghai Stock Exchange, and 10% owned by Shanghai Housing. The major shareholder of CECL is Shanghai Housing holding approximately 49.87% in the share capital of CECL as at 31 December 2002.

4 Information on Company 4 and Site 4

The principal assets of Company 4 are Site 4 and the Mingcheng Plaza built thereon. Site 4 has a site area of 1,991 sq.m. Site 4 is situated at Lot No. 1565 Nanjing Xi Lu, Jingan District, Shanghai, faces Nanjing Xi Lu to the north, Site 3b to the east, Site 3a to the south and Changde Lu to the west. The Mingcheng Plaza, a 6-storey commercial building with a 2-level basement, is situated within Site 4 with a buildable gross floor area of approximately 8,464 sq.m. The Mingcheng Plaza is being leased out as offices and is currently subject to a mortgage in favour of CITIC Bank, Shanghai Branch, which shall be repaid and discharged by Party A (as the borrower) from the proceeds of sale and the repayment of the shareholders' loans from Company 4 to Party A after completion of the acquisition of the equity interests by KSJN and KSD in Company 4.

Based on the audited financial statements of Company 4 as at 31 December 2003, Company 4 had total assets of approximately RMB140,584,000 (HK$132,626,415) and net assets of approximately RMB32,712,000 (HK$30,860,377). For the year ended 31 December 2003, Company 4 recorded a turnover of approximately RMB9,318,000 (HK$8,790,566) and losses both before tax and after tax of approximately RMB8,417,000 (HK$7,940,566). For the year ended 31 December 2002, Company 4 recorded a turnover of approximately RMB4,183,000 (HK$3,946,226) and losses both before tax and after tax of approximately RMB932,000 (HK$879,245).

The 5 directors currently on the board of Company 4 are all nominated by An Sheng and Party A. After acquisition by KSJN and KSD of 48.5% and 50.5% equity interest in Company 4, each of KSJN and KSD shall have the right to nominate such number of directors to the board of Company 4 to reflect the balance of KSJN's and KSD's shareholding control of Company 4. Party A shall have no board representation.

Company 4 is currently owned as to 30% by An Sheng and as to 70% by Party A.

5 Possible merger of the Sites

It was further provided in the Master Agreement that subject to completion of the transactions contemplated under the Master Agreement and the Underlying Contracts, the Joint Venture Companies would be merged by way of dissolving Company 3 and Company 4 and transferring all their assets and liabilities to Company 1. For so long as Party A is holding any interest in any of the Joint Venture Companies, the Sites and/or the Project, SA and KPL shall procure KSJN and KSD to agree with Party A the terms of such merger and to take all such necessary actions as shall be required to effect such merger and such actions as required under the Listing Rules. To the extent that the consolidation or merger results in a material change to the intention of the parties as set out in the Master Agreement, SA and KPL shall comply with their Listing Rules obligations.

6 Expected time frame of the Project

Construction of the Sites is expected to commence in early 2005 and to be completed in phases up to mid-2009. It is expected that the hotel business will commence in 2008. The Sites will be developed into a mixed use development consisting of a hotel, offices, retail podiums, residential and serviced apartments. It is the current intention of SA and KPL to retain the Project (including the hotel which is expected to be managed by the SLIM Group) for investment holding but will consider sales of the residential portion of the Project, depending on the then market conditions.

7 Expected Continuing Connected Transactions for SA and KPL

1 In connection with the Project, it is proposed that the SLIM Group will provide hotel management and marketing services to the hotel to be built on the Sites of the Project after the hotel has commenced business. The transactions contemplated thereunder will constitute continuing connected transactions for both SA and KPL. When the relevant agreements in relation to the transactions are entered into, both SA and KPL will ensure compliance with their obligations under the Listing Rules.

2 In connection with the Project, it is proposed that the KPL Group will provide certain marketing and promotion consultancy services during construction and after completion of the Project. The transactions contemplated thereunder will constitute continuing connected transactions for KPL. When the relevant agreements in relation to the transactions are entered into, KPL will ensure compliance with its obligations under the Listing Rules.

IV CORPORATE STRUCTURE AND OWNERSHIP CHART OF THE SITES

The charts below set out the relationships between the parties concerned and the ownership of the Sites.

Site 1

Before **After**


SA
Jingan District Government
KPL
SA
100%
100%
100%
KSJN
JPD
Party A
KSD
KSJN
Party A
99%
1%
50.5%
48.5%
1%
Equity Transfer Contract
(Note 1)
Company 1
Company 1
Site 1
Site 1

Note 1: This is expected to take place on or around 31 May 2004 (i.e. before the equity transfer).

Site 2

Before **After**


KPL
KPL
SA
100%
100%
100%
KSD
Party A
KSD
KSJN
Party A
99%
1%
50.5%
48.5%
1%
Site 2
Site 2

Site 3a and Site 3b

Before


SRE
Shanghai Housing
55%
45%
Company 3
Site 3a and Site 3b

After


KPL
SA
100%
100%
KSD
KSJN
Party A
50.5%
48.5%
1%
Company 3
Site 3a and Site 3b

Site 4

Before


An Sheng
Party A
30%
70%
Company 4
Site 4

After


KPL
SA
100%
100%
KSD
KSJN
Party A
50.5%
48.5%
1%
Company 4
Site 4

V CONDITIONS OF THE MASTER AGREEMENT AND THE UNDERLYING CONTRACTS

1 The Master Agreement is conditional upon:–

i the passing of the SA Resolutions; and

ii the passing of the KPL Resolutions.

Upon the Master Agreement becoming unconditional, SA shall procure KSJN, and KPL shall procure KSD, to agree, sign and execute the relevant contracts and agreements contemplated under the Master Agreement and the Underlying Contracts (if not already signed) to implement the transactions contemplated thereunder within 90 days therefrom or such longer period as the parties may agree.

If not all the Underlying Contracts have been executed upon the expiry of 90 days from the date of the Master Agreement becoming unconditional or such other date as the parties may agree for whatever reason, or if, following the execution of the Underlying Contracts, completion does not take place in relation to all the Underlying Contracts for whatever reasons, without releasing each party from its obligation to the other party for antecedent breaches (if any) under the Master Agreement, both SA and KPL agree that (i) they shall be discharged from their respective obligations in relation to Company 1 and the supplemental agreements relating to Site 2, and (ii) they shall take such actions as they are reasonably able to procure the vendors of Company 3 and Company 4 to discharge the parties from their respective obligations in relation to Site 3a, Site 3b and Site 4. To the extent that the parties have entered into any further agreement or documentation and/or made any applications to any regulatory or governmental authority to implement the transactions contemplated by the Master Agreement, the parties shall do all that is reasonably necessary and within their power and/or control to put each party back in the same position (or as near to as possible) as if such party has not entered into the Master Agreement.

2 Each of the Underlying Contracts is or will be conditional upon:–

i the passing of the SA Resolutions;

ii the passing of the KPL Resolutions; and

iii all necessary approvals, consents, authorisation and licences, whether regulatory or governmental or otherwise required under the relevant Underlying Contracts having been obtained.

Company 3 Contract and Company 4 Contract have already been executed on 13 April 2004 and shall be effective upon, inter alia, the passing of the SA Resolutions and the KPL Resolutions. Each of the Underlying Contracts is not inter-conditional with the other but, as set out above, if any of the Underlying Contracts cannot be completed, the parties will do all that is reasonably necessary and within their power and/or control to put each party back in the same position (or as near to as possible) as if such party has not entered into the Master Agreement. Although no formal agreement has been signed with the Land Bureau in respect of Site 2, the parties do not expect any difficulties with the signing of the supplemental contract in respect of Site 2 with the Land Bureau.

VI REASONS FOR THE MASTER AGREEMENT AND THE UNDERLYING CONTRACTS

The entering into of the Master Agreement and the Underlying Contracts enables each of SA and KPL to consolidate the land which it currently owns with adjacent plots of land so as to maximise the land's development potential. The entering into of the project development, construction management agreement mentioned in Paragraph II(4) in this announcement will enable the Joint Venture Companies to tap KPL's extensive experience in property development management and construction in the PRC. As at 31 December 2003, the KPL Group has approximately 8.5 million square feet of properties under development in the PRC. Assuming that all the Sites are consolidated in accordance with the intention of the Master Agreement, both SA and KPL will be able to develop the Sites into a mixed use development, consisting of a hotel, offices, retail podiums, residential and serviced apartments, which will also be connected to the Shanghai Kerry Centre in 1515, Nanjing Xi Lu, Jingan District, Shanghai which is currently owned as to 24.75% by SA, 74.25% by KPL and 1% by JPD. This new development will be a landmark in Nanjing Xi Lu which is one of the prime business areas of Shanghai. It is expected that the new development will enhance the value of Shanghai Kerry Centre.

To the best of the SA Directors' knowledge, information and belief, having made due enquiry, SRE, Shanghai Housing, An Sheng and Party A and their ultimate beneficial owners are independent third parties and not connected with or related to SA or any of its subsidiaries or connected persons of SA. Further, none of them has any shareholding interest in the capital of SA as disclosed under the SFO.

To the best of the KPL Directors' knowledge, information and belief, having made due enquiry, SRE, Shanghai Housing, An Sheng and Party A and their ultimate beneficial owners are independent third parties and not connected with or related to KPL or any of its subsidiaries or connected persons of KPL. Further, none of them has any shareholding interest in the capital of KPL as disclosed under the SFO.

VII IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, KHL is interested in 1,069,240,245 SA Shares as disclosed under the SFO, representing approximately 45.21% of the existing issued SA Shares of 2,365,161,271 and is the controlling shareholder of SA. KPL, as a subsidiary of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of SA.

As at the date of this announcement, KHL is interested in 751,042,097 KPL Shares as disclosed under the SFO, representing approximately 62.87% of the existing issued KPL Shares of 1,194,622,540 and is the controlling shareholder of KPL. SA, as an associated company of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of KPL.

The entering into of the Master Agreement, which contemplated SA and KPL entering into certain joint arrangements with regards to the Project including the following:–

(a) the sale of 50.5% interest in Company 1 from KSJN to KSD, as contemplated by the Master Agreement;

(b) the change of interests in the Tram Depot Contract so that KSJN will have a 48.5% interest in the Tram Depot Contract and KPL's interest in the Tram Depot Contract will drop from 99% to 50.5%, as contemplated by the Master Agreement;

(c) the acquisition by KSD of 50.5% interest in, and the acquisition by KSJN of 48.5% interest in, Company 3 from the independent third party vendors;

(d) the acquisition by KSD of 50.5% interest in, and the acquisition by KSJN of 48.5% interest in, Company 4 from the independent third party vendors;

(e) the on-going funding and other financial assistance to the Project by SA and KPL, as contemplated by the Master Agreement, including the equity contribution to, and/or the provision of shareholders' loans to, and/or the provision of collateral/security for the benefit of the Joint Venture Companies and/or the Project in the form of (i) pledge over the respective interest of KPL's and SA's interest in the Joint Venture Companies and/or the Project; and/or (ii) assignment of KSJN's and KSD's shareholders' loans to the Joint Venture Companies; and/or (iii) several corporate guarantees by the KPL Group and the SA Group; and

(f) the entering into of the project development, construction management and project consultancy services agreement, as contemplated by the Master Agreement;

constitutes connected transaction for SA and KPL under the Listing Rules.

Accordingly, the Master Agreement and the Underlying Contracts require the approval of the SA Independent Shareholders and the KPL Independent Shareholders at their respective special general meetings. In addition, given the total estimated size of the Project, the transactions contemplated by the Master Agreement, when aggregated, also constitute a discloseable transaction for SA and KPL.

The independent non-executive directors of KPL have not participated in the approval of the transactions contemplated in the Master Agreement but that a letter from the independent board committee to be established by the KPL Board containing its recommendation to the KPL Independent Shareholders will be included in a circular to be despatched to the KPL Shareholders in relation to voting by the KPL Independent Shareholders on the Master Agreement and the transactions contemplated therein.

A letter from the independent board committee to be established by the SA Board containing its recommendation to the SA Independent Shareholders will be included in a circular to be despatched to the SA Shareholders in relation to voting by the SA Independent Shareholders on the Master Agreement and the transactions contemplated therein.

KHL and its associates shall be required to abstain from voting in respect of the resolutions to approve the Master Agreement and the Underlying Contracts and the transactions contemplated thereunder at the special general meeting of SA and KPL respectively.

An independent board committee will be established by the SA Board and the KPL Board respectively to consider the Master Agreement and the Underlying Contracts and an independent financial adviser will be appointed by each of SA and KPL respectively to make recommendations to their respective independent board committees and the SA Independent Shareholders and the KPL Independent Shareholders respectively in this regard. Each of SA and KPL will despatch to the SA Shareholders and the KPL Shareholders respectively a circular which will contain, among other things, further details of the Master Agreement and the Underlying Contracts, property valuation reports on the Sites, a letter of advice from its independent financial adviser to its independent board committee and the SA Independent Shareholders and the KPL Independent Shareholders in respect of the Master Agreement and the Underlying Contracts, a letter of advice from its independent board committee to the SA Independent Shareholders and the KPL Independent Shareholders respectively and a notice of its special general meeting as soon as practicable.

VIII DIRECTORS

As at the date of this announcement, the SA Directors are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V Ongpin@, Alexander Reid Hamilton#, Tow Heng Tan# and Timothy David Dattels# and Madam Kuok Oon Kwong@ and Mr. Ho Kian Cheong@ (alternate to Mr Ho Kian Guan) and the KPL Directors are Messrs. Ang Keng Lam+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+. Lau Ling Fai, Herald# and Christopher Roger Moss# and Mrs. Lee Pui Ling, Angelina#.

\+ *executive director*
@ *non-executive director*
\# *independent non-executive director*

IX DEFINITIONS

"An Sheng"	An Sheng International Investment Limited, a company incorporated in Hong Kong with limited liability and majority owned by Party A and the remaining shareholding owned by independent third parties not connected with KPL, SA or any of their subsidiaries or connected persons of KPL or SA

"associate"	has the meaning ascribed to it in the Listing Rules
"Authorities"	any government authority of the Shanghai Municipal People's Government (上海市人民政府) whose approval will be required for the approval of all or any of the transactions contemplated in the Master Agreement, including but not limited to the Shanghai Foreign Investment Commission (上海市外國投資工作委員會) and the Land Bureau
"Company 1"	Shanghai Ji Xiang Properties Co., Ltd. (上海吉祥房地產有限公司), an equity joint venture incorporated on 28 December 1994 in the PRC, held as to 99% by KSJN and 1% by JPD
"Company 3"	Shanghai Jin Ci Hou Properties Company Limited (上海金慈厚房地產發展有限公司), a limited liability company incorporated on 15 December 2000 in the PRC, owned as to 55% by SRE and as to 45% by Shanghai Housing
"Company 3 Contract"	means the contract entered into on 13 April 2004 between SRE, Shanghai Housing, KSD, KSJN, Party A and Company 3 whereby the parties agreed to enter into the necessary related contracts (including but not limited to the share transfer agreement, debt settlement agreement and site clearance agreement) for:– i the sale by SRE and Shanghai Housing and the purchase by KSD, KSJN and Party A of a 100% equity interest in Company 3; ii the provision by KSD, KSJN and Party A to Company 3 of funds for the purposes of the repayment by Company 3 of amounts due to SRE and Shanghai Housing respectively; and iii the procurement of the clearance and delivery of vacant possession of, and the provision of the related public utilities for, Site 3b by SRE
"Company 4"	Shanghai Ming Cheng Real Estate Development Co., Ltd. (上海名城房地產發展有限公司), an equity joint venture incorporated on 9 November 1995 in the PRC, owned as to 70% by Party A and as to 30% by An Sheng
"Company 4 Contract"	the contract entered into on 13 April 2004 between Party A, An Sheng, KSD, KSJN and Company 4 whereby the parties agreed to enter into the necessary related contracts (including but not limited to the share transfer agreement and debt settlement agreement) for:– i the sale by Party A and An Sheng and the purchase by KSD and KSJN of a 99% equity interest in Company 4; ii the provision by KSD and KSJN to Company 4 of funds for the purposes of the repayment by Company 4 of amounts due to Party A and An Sheng respectively; and iii the site clearance of Site 4, to be jointly undertaken by Party A and Company 4, the cost of which will be borne equally by Party A and Company 4

"connected person"	has the meaning ascribed to it in the Listing Rules
"connected transaction"	has the meaning ascribed to it in the Listing Rules
"Continuing Connected Transactions"	the continuing connected transactions as set out in the paragraph III(7) in this announcement
"HIBOR"	Hong Kong Interbank Offer Rate
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Joint Venture Companies"	Company 1, Company 3 and Company 4
"JPD"	Jingan District Property Development and Management Company (上海市靜安區房地產開發經營公司), a state-owned enterprise owned by the Jingan District Government
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, which holds as at the date of this announcement approximately 45.21% and 62.87% of the issued share capital of SA and KPL respectively
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange
"KPL Board"	the board of directors of KPL
"KPL Directors"	directors of KPL
"KPL Group"	KPL and its subsidiaries
"KPL Independent Shareholders"	KPL Shareholders who are not required to abstain from voting at the special general meeting of KPL
"KPL Resolutions"	the resolutions to approve the Master Agreement, the Underlying Contracts and the transactions contemplated thereunder by the KPL Independent Shareholders at the special general meeting of KPL
"KPL Shareholders"	holders of KPL Shares
"KPL Shares"	ordinary shares of HK$1.00 each in the capital of KPL
"KSD"	Kerry Shanghai Development Ltd, incorporated in Samoa, an indirect wholly-owned subsidiary of KPL
"KSJN"	Kerry Shanghai (Jingan Nanli) Ltd, incorporated in Samoa, an indirect wholly-owned subsidiary of SA
"Land Bureau"	Shanghai Municipal Housing, Land and Resources Administration Bureau (上海市房屋土地資源管理局)
"LIBOR"	London Interbank Offer Rate

"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Macau"	Macau Special Administrative Region of the PRC
"Master Agreement"	the agreement made between SA and KPL on 13 April 2004 relating to the joint acquisition, ownership and development of the Sites in Jingan District, Shanghai
"Mingcheng Plaza"	a 6-storey commercial building with a 2-level basement, situated within Site 4
"Party A"	Shanghai Jingan District Land Development Holding Company Limited (上海市靜安區土地開發控股總公司), a state-owned enterprise of Jingan District
"PRC"	the People's Republic of China, which for the purpose of this announcement excludes Hong Kong, Macau and Taiwan
"Project"	the acquisition, ownership, construction and development of the Sites
"RMB"	Renminbi, the lawful currency of the PRC
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Hong Kong Stock Exchange with secondary listing on the Singapore Stock Exchange
"SA Board"	the board of directors of SA
"SA Directors"	directors of SA
"SA Group"	SA and its subsidiaries
"SA Independent Shareholders"	SA Shareholders who are not required to abstain from voting at the special general meeting of SA
"SA Resolutions"	the resolutions to approve the Master Agreement, the Underlying Contracts and the transactions contemplated thereunder by the SA Independent Shareholders at the special general meeting of SA
"SA Shareholders"	holders of SA Shares
"SA Shares"	ordinary shares of HK$1.00 each in the capital of SA
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shanghai Housing"	Shanghai Housing and Land (Group) Corporation (上海房地（集團）公司), a state-owned company incorporated in the PRC
"Singapore Stock Exchange"	Singapore Exchange Securities Trading Limited
"Site 1"	Lot No. 1238, Yanan Zhong Lu, Jingan District, Shanghai, with real estate ownership certificate Hufangdishizi (1996) No. 100076 issued

"Site 2"	Lot No. 1288, Yanan Zhong Lu, Jingan District, Shanghai
"Site 3a"	Changde Lu 104-126 Nong and Nos. 50-134, Anyi Lu, Jingan District, Shanghai
"Site 3b"	Lot No. 1537 (No. 1519-1553) Nanjing Xi Lu, Jingan District, Shanghai
"Site 4"	Lot No. 1565 Nanjing Xi Lu, Jingan District, Shanghai with real estate ownership certificate (Hufangdishizi (2002) No. 001164)
"Sites"	collectively, Site 1, Site 2, Site 3a, Site 3b and Site 4
"SLIM Group"	SLIM International Limited, a wholly-owned subsidiary of SA, and its subsidiaries
"sq.m."	square metres
"SRE"	Shanghai Real Estate (Group) Company Limited (上海房地產經營(集團)有限公司), a limited liability company incorporated in the PRC, is 90% owned by China Enterprise Company Limited (中華企業股份有限公司) ("CECL"), whose A shares are listed on the Shanghai Stock Exchange, and 10% owned by Shanghai Housing. The major shareholder of CECL is Shanghai Housing holding approximately 49.87% in the share capital of CECL as at 31 December 2002
"subsidiary"	has the meaning ascribed to it in section 2(4) of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong)
"Tram Depot Contract"	the land grant contract dated 6 February 2002 made between KSD, Party A and the Land Bureau in respect of Site 2
"Underlying Contracts"	means the equity transfer agreement in respect of Site 1, the supplemental contract or agreement in respect of Site 2, Company 3 Contract and Company 4 Contract entered into or to be entered into (as the case may be) by the parties and any other contracts which the parties thereto may enter into to implement the transactions contemplated under those contracts or agreements, the principal terms of which are more particularly described in paragraph II(1) headed "The Master Agreement" in this announcement
"US$"	United States Dollars, the lawful currency of the United States of America
"%"	per cent.

Amounts denominated in RMB in this announcement has been converted into HK$ at a rate of RMB1.06 = HK$1 for illustration purposes.

Amounts denominated in US$ in this announcement has been converted into HK$ at a rate of US$1 = HK$7.80 for illustration purposes.

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 3 May 2004

* *for identification only*